

January 7, 2011

John Bordynuik
Director and Chairman of the Board;
President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario, L0S 1K0
Canada

   Re: **JBI, Inc.**
      Form 8-K filed May 14, 2010
      Amendment No. 1 to Form 8-K filed January 6, 2011
      Amendment No. 2 to Form 8-K filed January 6, 2011
      File No. 000-52444

Dear Mr. Bordynuik:

   We have completed our review of your Form 8-K filed on May 14, 2010 and related amendments and do not have any further comments at this time.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant